SO
3-16-04

04001693

ITED STATES
) EXCHANGE COMMISSION
.ngton, D.C. 20549

Vf 3-4-04

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49216

RECEIVED FEB 27 2004 PROCESSING SECTION 187

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 AND ENDING 12/31/2003
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: USAllianz Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5701 Golden Hills Drive
(No. and Street)

Minneapolis MN 55416
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Andrew Tufford (763) 765-7146
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

4200 Wells Fargo Center
90 South Seventh Street Minneapolis MN 55402
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Andrew Tufford, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of USAllianz Securities, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KATHERINE S. STEFFES
NOTARY PUBLIC-MINNESOTA
MY COMMISSION EXPIRES 1-31-2005

Signature

Treasurer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent Auditor's Report on Internal Accounting Control.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

USAllianz Securities, Inc.

Year ended December 31, 2003

Contents

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Independent Auditors' Report

Board of Directors
USAllianz Securities, Inc.

We have audited the accompanying statement of financial condition of USAllianz Securities, Inc. as of December 31, 2003 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of USAllianz Securities, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

January 30, 2004

USAllianz Securities, Inc.

Statement of Financial Condition

December 31, 2003

Assets

Cash and clearing deposit	$	4,095,579
Receivable from registered representatives		159,497
Concessions receivable		193,534
Receivable from parent, primarily income taxes		1,160,667
Other assets		66,779
Deferred tax asset		70,000
Total assets	$	5,746,056

Liabilities and stockholder's equity

Accounts payable	$	578,082
Commissions payable		174,562
Other liabilities		142,053
Total liabilities		894,697
Stockholder's equity:		
Common stock, authorized 100,000 shares; $.01 par value, issued and outstanding 100 shares		1
Additional paid-in capital		21,065,986
Accumulated deficit		(16,214,628)
Total stockholder's equity		4,851,359
Total liabilities and stockholder's equity	$	5,746,056

See accompanying notes to financial statements.

USAllianz Securities, Inc.

Statement of Operations

Year ended December 31, 2003

Revenue:	
Concessions	$ 15,781,602
Other revenue	614,284
Total revenue	16,395,886
Expenses:	
Commissions	12,983,991
Salaries and employee benefits	4,126,875
Information technology	984,694
Legal	437,999
Advertising & public relations	395,924
Office rent & utilities	311,694
Depreciation & amortization	293,691
Travel & entertainment	180,802
Postage & telephone	99,701
Computer hardware & software	198,028
Taxes, licenses & fees	136,531
Printing & office supplies	77,671
Meetings and seminars	192,049
Other expenses	288,222
Total expenses	20,707,872
Loss from operations	(4,311,986)
Income tax benefit	1,373,516
Net loss	$ (2,938,470)

See accompanying notes to financial statements.

USAllianz Securities, Inc.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2003

	Common stock	Additional paid-in capital	Accumulated deficit	Total
Balance at December 31, 2002	$ 1	$ 15,709,999	$ (13,276,158)	$ 2,433,842
Capital contributions from parent	0	5,355,987	0	5,355,987
Net loss	0	0	(2,938,470)	(2,938,470)
Balance at December 31, 2003	$ 1	$ 21,065,986	$ (16,214,628)	$ 4,851,359

See accompanying notes to financial statements.

USAllianz Securities, Inc.

Statement of Cash Flows

Year ended December 31, 2003

Operating activities:	
Net loss	$ (2,938,470)
Adjustments to reconcile net loss to net cash used in operating activities:	
Increase in receivable from registered representatives	(100,928)
Increase in concessions receivable	(143,936)
Increase in other assets	(66,779)
Decrease in deferred tax asset	146,379
Decrease in accounts payable	(96,620)
Increase in commissions payable	103,821
Increase in other liabilities	14,419
Net cash used in operating activities	(3,082,114)
Financing activities	
Capital contribution from parent	5,355,987
Decrease in payable to parent	(2,963,511)
Net cash provided by financing activities	2,392,476
Net decrease in cash	(689,638)
Cash at beginning of year	4,785,217
Cash at end of year	$ 4,095,579

See accompanying notes to financial statements.

(1) Nature of Business and Significant Accounting Policies

Description of the Company

USAllianz Securities, Inc. (the Company) is a wholly owned subsidiary of Allianz Life Insurance Company of North America (the Parent), which, in turn, is a wholly owned subsidiary of Allianz of America, Inc. (AZOA), a wholly owned subsidiary of Allianz Aktiengesellschaft Holding, a Federal Republic of Germany company. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and operates as a retail broker-dealer. The Company distributes a full range of securities products, including non-proprietary mutual funds and variable life insurance and annuity contracts, and processes general securities transactions through a clearing arrangement with Pershing, LLC. The Company is a registered investment advisor under the Investment Advisors Act of 1940, as amended. The Company's results of operations may not be indicative of the results that might have been obtained had it operated independently of the Parent. Historically and in the foreseeable future, the Company is highly dependent on the Parent to fund its operating losses.

The following is a summary of significant accounting policies followed by the Company:

Securities transactions

The Company's primary source of revenue is concessions it receives on sales of mutual funds, variable annuities and variable life products. The primary expense of the Company is the corresponding commissions paid to registered representatives for these sales. Concessions and related commission expense are recorded on a trade date basis. The clearing and depositing operations were provided by Pershing, LLC.

Cash and clearing deposit

Cash represents amounts held in depository institutions. In conjunction with the Agreement for Securities Clearance Services with Pershing, LLC, the Company is required to maintain a clearing deposit of $100,000 at Pershing, LLC. The balance earns interest and is recorded as an asset on the Statement of Financial Condition.

Federal income taxes

The Company's loss is included in AZOA's non-life sub-group consolidated federal income tax return. Under a tax allocation agreement of AZOA, the Company provides for income taxes on its own taxable income or loss and will bear its share of the tax liability or will be reimbursed for current tax benefits. At December 31, 2003, the Company has a $1,983,934 receivable from AZOA for current tax benefits which is netted with Payable to parent on the Statement of Financial Condition.

(continued)

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Transactions with Related Parties

The Company has no employees. A management agreement entered into by and between the Company and its Parent exists, whereby the Parent provides certain managerial and consulting services, equipment and personnel in connection with the Company's business.

Direct costs charged to the Company include salaries, license and filing fees, printing and office supplies, advertising, and travel and entertainment.

Certain indirect costs are allocated to the Company including salaries, employee benefits, operating costs and administrative services incurred by the Parent on behalf of the Company. During 2003, $7,602,142 was allocated to the Company using an allocation method developed by management of the Parent. These allocations are shown in the respective expense category on the Statement of Operations.

During 2003, the Parent made capital contributions to the Company of $5,355,987, which was exchanged for amounts payable to the Parent.

The Company maintains a Selling Agreement (Agreement) with USAllianz Investor Services, LLC, a majority-owned subsidiary of the Parent. During 2003, the Agreement resulted in $82,451,174 in sales for the Company, which is 24% of the total sales. The Agreement also resulted in $4,833,378 in concession revenue, which is 31% of the total concession revenue.

(3) Financial Instruments with Off-balance-sheet Risk

In the ordinary course of business, the Company's securities activities involve execution, settlement, and financing of various securities transactions as agent. These activities may expose the Company to credit and market risks in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill contractual obligations. Such risks may be increased by volatile trading markets. The Company clears all transactions for its customers on a fully disclosed basis with a clearing firm that carries all customer accounts and maintains related records. Nonetheless, the Company is liable to the clearing firm for the transactions of its customers. These activities may expose the Company to off-balance-sheet risk in the event a counterparty is unable to fulfill its contractual obligations.

(4) Net Capital

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), and is required to maintain minimum net capital of $59,647. At December 31, 2003, the Company had net capital of $3,257,372, which was $3,197,725 in excess of the minimum required. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was .27:1 at December 31, 2003.

(continued)

(5) Rule 15c3-3 Exemption

The Company is exempt from Rule 15c3-3 under subsection (k). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

(6) Income Taxes

The income tax benefit reflected in the accompanying Statement of Operations is as follows:

Current tax benefit	$ 1,519,895
Deferred tax benefit	(146,379)
Income tax benefit as reported	$ 1,373,516

There was no provision for state income taxes reflected in the accompanying statement of operations for the year ended December 31, 2003 due to the state tax benefit from the loss being fully offset by an increase in the valuation allowance.

The income tax benefit computed at the statutory rate of 35% varies from the tax benefit reported in the Statement of Operations as follows:

Income tax benefit computed at the statutory rate	$ 1,509,195
Allocated non-deductible expenses	(135,679)
Income tax benefit as reported	$ 1,373,516

Tax effects of temporary differences giving rise to the significant components of the deferred tax asset at December 31, 2003 are as follows:

Deferred tax assets:	
State net operating loss carryforward	$ 117,038
Litigation accruals	70,000
Total deferred tax assets	187,038
Valuation allowance	(117,038)
Net deferred tax asset	$ 70,000

Although realization is not assured, the Company believes it is not necessary to establish a full valuation allowance for the deferred tax asset as it is more likely than not the net deferred tax asset will be realized principally through reimbursement from AZOA as the existing deductible temporary differences reverse.

(continued)

(7) Commitments and Contingencies

The Company is involved in pending legal proceedings arising from the conduct of their business. A litigation reserve of $200,000 has been established and is reported in accounts payable on the Statement of Financial Condition. In the opinion of management, the reserve established sufficiently covers the Company's exposure and the ultimate resolution of such litigation will not have a material adverse effect on the financial position of the Company.

USAllianz Securities, Inc.

Computation of Net Capital and Aggregate Indebtedness
Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2003

Net Capital		
Stockholder's equity	$	4,851,359
Less nonallowable assets		1,476,296
Current capital		3,375,063
Less 'excess fidelity bond deductible'		40,666
Less haircuts		77,025
Net capital		3,257,372
Less required capital		
(the greater of $50,000 or 6 2/3% of aggregate indebtedness)		59,647
Excess net capital	$	3,197,725
Aggregate indebtedness	$	894,697
Ratio of aggregate indebtedness to net capital		.27:1

There were no material differences in the computation of net capital or aggregate indebtedness between the amounts included in Part II of Form X-17A-5 and the above audited computation.

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5

The Board of Directors
USAllianz Securities, Inc.:

In planning and performing our audit of the financial statements and supplemental schedule of USAllianz Securities, Inc. (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

January 30, 2004